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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIES . 08029905 ION
W.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercer Capital, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 31st Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail
Mail Processing
Section

MAR 3 1 2008

Washington, DC
106

OATH OR AFFIRMATION

I, Lynn Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Capital, Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 28th day of March 08

Signature

Compliance Officer
Title

Notary Public

SHANTILAL P. SENJALIA
Notary Public, State of New York
No. 01SE5021561
Qualified in Queens County
Commission Expires December 20, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERCER CAPITAL, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

MERCER CAPITAL, LTD.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

General Partner
Mercer Capital, Ltd.

We have audited the accompanying statement of financial condition of Mercer Capital, Ltd. as of December 31, 2007, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercer Capital, Ltd., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 26, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MERCER CAPITAL, LTD.
Statement of Financial Condition
December 31, 2007

ASSETS

Assets	
Cash and cash equivalents	$ 166,986
Deposit with clearing broker-dealer	100,000
Receivable from clearing broker-dealer	61,953
Other assets	47,271
Total Assets	$ 376,210

LIABILITIES AND PARTNERS' EQUITY

Liabilities	
Commission payable	$ 61,545
Total Liabilities	61,545
Partners' equity	
Partners' capital	707,736
Receivable from Affiliate	(393,071)
	314,665
Total Liabilities and Partners' Equity	$ 376,210

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Statement of Income
For the Year Ended December 31, 2007

Revenue	
Commissions income	$ 5,859,013
Interest	31,472
Other	43,169
Total Revenue	5,933,654
Expenses	
Registered representatives' compensation	3,526,499
Salaries and other employment costs	352,366
Clearing charges	236,228
Communications	53,434
Data processing costs	3,057
Promotional costs	301,858
Occupancy and equipment costs	321,893
Regulatory fees and expense	93,218
Syndicate fees paid to other broker-dealers	15,732
Other	720,907
Total Expenses	5,625,192
Net Income	$ 308,462

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2007

	General Partner	Limited Partner	Receivable from Affiliate	Total
Balance, December 31, 2006	$ 532	$ 423,742	$ (201,966)	$ 222,308
Distributions	(25)	(24,975)		(25,000)
Net advances to Affiliate			(191,105)	(191,105)
Net income	308	308,154		308,462
Balance, December 31, 2007	$ 815	$ 706,921	$ (393,071)	$ 314,665

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2007

Balance, December 31, 2006	$	--
Additions		--
Retirements		--
Balance, December 31, 2007	$	--

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 308,462
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in receivable from clearing broker-dealer	22,741
Increase in other assets	(46,627)
Decrease in commission payable	(15,283)
Net cash provided by operating activities	269,293
Cash flows from investing activities	
Net advances to Affiliate	(191,105)
Net cash used by investing activities	(191,105)
Cash flows from financing activities	
Distributions	(25,000)
Net cash used by financing activities	(25,000)
Net increase in cash and cash equivalents	53,188
Cash and cash equivalents at beginning of year	113,798
Cash and cash equivalents at end of year	$ 166,986

The accompanying notes are an integral part of these financial statements.

MERCER CAPITAL, LTD.
Notes to the Financial Statements
December 31, 2007

Note 1 - Summary of Significant Accounting Policies

Mercer Capital, Ltd. (the "Partnership") is a limited partnership formed under the laws of the State of Texas. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) and is also a member of the Financial Industry Regulatory Authority (FINRA). Rule 15c3-3(k)(2)(ii) provides that all the funds and securities belonging to the Partnership's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Partnership executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Partnership's customers.

Mercer Capital Ltd., a Minnesota corporation, is the General Partner. Income and loss are allocated to partners based on their percentage of ownership.

Mercer Asset Management, Inc. ("Affiliate") performs management services for the Partnership.

Securities Transactions

Securities transactions are reported on a settlement date basis. The amounts recorded for commission income approximates the amounts that would be recorded on a trade date basis.

Income Taxes

The Partnership's net income or loss is passed through to the partners and reported on their federal income tax returns; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 1 - Summary of Significant Accounting Policies, continued

Accounting Estimates, continued

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

Note 2 - Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer consists of funds required to be maintained for clearing activities.

Note 3 - Related Party Transactions

The Partnership entered into an expense sharing agreement with Affiliate in March 2006. The agreement calls for the Partnership to pay its direct expenses and for certain shared expenses to be allocated between the Partnership and Affiliate in accordance with percentages outlined in the agreement. The Partnership incurred expenses of approximately $1,605,000 under the agreement in 2007. Funds advanced to Affiliate in excess of shared expenses incurred are reflected as a reduction of partner's equity and are captioned as Receivable from Affiliate in the statement of financial condition.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. No material inadequacies existed in the computation of the ratio of aggregate indebtedness to net capital. On December 31, 2007, the Partnership had net capital of approximately $265,387 and net capital requirements of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .23 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

Note 6 - Commitments and Contingencies

The Partnership from time to time may become a party to claims, legal actions and complaints arising in the ordinary course of business. Management is not aware of any claims which would have a material adverse effect on its financial position.

Included in the Partnership's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of any net loss on the unsettled trades. At December 31, 2007, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2007

Schedule I

MERCER CAPITAL, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

Computation of Net Capital

Total ownership equity qualified for net capital	$ 314,665
Liabilities subordinated to claims of general creditors	--
Total capital and allowable subordinated liabilities	314,665
Deductions and/or charges	
Non-allowable assets:	
Other assets	(47,271)
Net capital before haircuts on securities positions	267,394
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Money market mutual fund	(2,007)
Net capital	$ 265,387

Aggregate Indebtedness

Items included in statement of financial condition	
Commission payable	$ 61,545
Total aggregate indebtedness	$ 61,545

Schedule I (continued)

MERCER CAPITAL, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,105
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 165,387
Excess net capital at 1000%	$ 259,233
Ratio: Aggregate indebtedness to net capital	0.23 to 1

Reconciliation with Partnership's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Partnership's computation.

Schedule II

MERCER CAPITAL, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: RBC Dain Rauscher

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner of
Mercer Capital, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Mercer Capital, Ltd. (the "Partnership"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 26, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 26, 2008

END